Exhibit 99.1

Bellatrix Provides an Operational Update and Confirms 2014 Guidance

TSX, NYSE MKT: BXE

CALGARY, July 3, 2014 /CNW/ - Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT: BXE) is pleased to announce that the Ferrier Area Gas Plants, that had been shut in for scheduled and unscheduled plant turnarounds in the first half of 2014 resulting in significant production restrictions, have returned to full capacity as of June 30, 2014.  Bellatrix's daily production is estimated to have averaged 36,600 boe/d in the second quarter 2014 due to these restrictions.  With removal of these restrictions production is currently estimated to be 40,000 boe/d (65% gas).  In addition the Company has 4,000 boe/d behind pipe that is expected to come on-stream in July.  Based on the timing of proposed expenditures, normal production declines, and execution of the revised $500 million 2014 capital budget the Company reaffirms its unchanged 2014 average daily production guidance of approximately to +/- 41,000 boe/d and an exit rate guidance of approximately +/- 48,000 boe/d.

Unscheduled Temporary Downtime in West Central Alberta

As outlined in its previous press release and during its conference call on June 10, 2014, Bellatrix has experienced significant outages and delays due to unscheduled temporary plant turnarounds at some of the third party operated gas processing plants during the months of May and June.  The following is an updated summary of plant turnaround outages and delays:

•	The Sand Creek Plant, sour plant was down prior to the main turnaround with the entire sweet plant being down for maintenance for the period from May 4, 2014 through to May 15, 2014.
•	The Strachan Plant experienced an extended downtime on all sour trains with volumes being shut in starting on May 8, 2014. The deep cut facility was taken offline on May 15, 2014 to enable the system to be depressurized. The entire plant was expected to be down until June 7, 2014. The Strachan facility was however down an additional 12 days longer than expected which took offline approximately 4,500 boe/d of the Company's production during this entire period.
•	The Minnehik Buck Lake ("MBL") Gas Plant was shut in on May 12, 2014 through to May 14, 2014 to replace cold boxes on the deep cut facilities.
•	The Harmattan Plant commenced turnaround on April 28, 2014 with one of the medium pressure inlet compressors being shut down for a compressor overhaul. This unit was offline for 10 to 12 days and resumed operation on May 9, 2014. This outage caused an increased inlet pressure and affected all medium pressure inlets. Throughput was maximized through the facility as much as possible but there was some reduction in flow rates during this time.
•	Bellatrix was delivering up to 82 mmcf/d at its peak to the Blaze Plant during the first week of June. Blaze curtailed delivery into the plant to upgrade the second sour train reducing deliveries to 65 mmcf/d during the last 3 weeks of June. The Blaze Plant returned to full delivery on June 30, 2014.

Bellatrix took advantage of the unanticipated turnarounds and used the opportunity to perform pressure surveys and/or build up analysis during these turnarounds, as well as, performing any necessary maintenance and inspections of the related facilities.

As a result of the combined effect of these temporary third party restrictions and outages during the months of May and June, and based on month of June field production estimates,  Bellatrix's second quarter 2014 production volumes are expected to average +/-36,600 boe/d. This represents a 4% increase over first quarter 2014 production volumes of 35,049 boe/d and a 65% increase over second quarter 2013 volumes of 22,102 boe/d.

Although the weather during the month of June in Central Alberta has been quite wet, Bellatrix has maintained five drilling rigs operating in the field. With improving weather conditions the Company will ramp up to 14 rigs post-break up. There are ten wells waiting on completion, including a two-mile Falher horizontal well (JV well with Grafton, BXE has 46% WI) which is due for its completion the first week of July.

2014 cash flow forecasts, for the year remain unchanged as higher commodity prices are expected to offset the aforementioned restricted production. 2014 funds flow from operations are expected to remain unchanged at $370 million or $2.02 per basic share.

Based on an assumed 2014 average Edmonton Light oil price of $95.85/bbl and AECO $4.50/GJ, average 2014 royalty rates of 17.5% and estimated 2014 operating costs of $116.5 million or $7.75 boe/d, the Company expects to exit 2014 with total net debt of approximately $355 million or less than 1.0 times total net debt to annualized estimated fourth quarter 2014 funds flow from operations.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.  Common shares of Bellatrix trade on the Toronto Stock Exchange ("TSX") and on the NYSE MKT under the symbol BXE.

All amounts in this press release are in Canadian dollars unless otherwise identified.

Forward looking statements: Certain information set forth in this news release, including management's assessments of the future plans and operations, the expectation that behind pipe production will come on-stream in July, the expected second quarter average 2014 production volumes, the expectations about 2014 average daily production and 2014 exit rate production, the expectations that the Company will ramp up to 14 rigs post-break up, the expectation that 2014 cash flow forecasts will remain unchanged as expected higher commodity prices are expected to offset the restricted production discussed above, the forecast of 2014 funds flow from operations, the forecast 2014 exit total net debt, and the forecast 2014 total net debt to annualized estimated fourth quarter 2014 funds flow from operations ratio, may contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix's control, including risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. To the extent such estimates constitute a financial outlook, they were approved by management on date hereof and are included herein to provide readers with an understanding of management's expectations and assumptions about future activities and results and readers are cautioned that the information may not be appropriate for other purposes. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Bellatrix's website www.bellatrixexploration.com.  The forward looking statements contained in this press release are made as of the date hereof and Bellatrix undertakes no obligations to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Conversion: The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of six to one, utilizing a conversion on a six to one basis may be misleading as an indication of value. All boe conversions herein are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

Non-GAAP Measures:  This press release contains the term "funds flow from operations" which should not be considered an alternative to, or more meaningful than "cash flow from operating activities" as determined in accordance with generally accepted accounting principles ("GAAP") as an indicator of the Company's performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt.  Funds flow from operations per share is calculated using the weighted average number of shares for the period.

This press release also contains the term total net debt. Total net debt is calculated as long-term debt plus the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligations. Management believes this measure is an useful supplementary measure of the total amount of current and long-term debt.

SOURCE Bellatrix Exploration Ltd.

%CIK: 0001483405

For further information:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
1920, 800 - 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com

CO: Bellatrix Exploration Ltd.

CNW 08:00e 03-JUL-14